KANE KESSLER, P.C.
1350 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10019
(212) 541-6222

August 2, 2007

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:	Michael Pressman, Special Counsel Office of Mergers and Acquisitions

Re:
Breeze-Eastern Corporation
PREC14A filed June 18, 2007
Soliciting Material filed pursuant to Rule 14a-12
Definitive Proxy Statement on Schedule 14A filed by Wynnefield Capital, Inc. et al
File No. 1-07872

Dear Mr. Pressman:

On behalf of Wynnefield Partners Small Cap Value, L.P. and Goldsmith & Harris Incorporated and their respective affiliates (collectively, the “Soliciting Group”), please be advised that on July 31, 2007, Breeze-Eastern Corporation (the “Issuer”) and the Soliciting Group entered into a settlement agreement with respect to the Soliciting Group’s solicitation of proxies at the Issuer’s 2007 Annual Meeting of Stockholders. Accordingly, the Soliciting Group is terminating it proposed proxy contest and hereby withdraws the above referenced preliminary proxy statement.

Please feel free to contact me at (212) 519-5101 with any questions regarding the foregoing.

Very truly yours,

/s/ Jeffrey S. Tullman
Jeffrey S. Tullman